This document is a summary translation of the Japanese language original version. In the event of any discrepancy, errors and/or omissions, the Japanese language version shall prevail.
Consolidated Financial Summary for Fiscal Year Ended December 31, 2017 (Japanese Standard)

February 13, 2018
Listed company name: Coca-Cola Bottlers Japan Holdings Inc.		Listed stock exchanges: Tokyo and Fukuoka
Code number: 2579		URL: https://en.ccbj-holdings.com/
Delegate:	Title: Representative Director & President	Name: Tamio Yoshimatsu
Contact:	Title: Head of Controllers Senior Group Division, Finance	Name: Masakiyo Uike	Phone: +81-3-6896-1707
Expected date of general shareholders meeting: March 27, 2018
Expected date of the dividend payments: March 28, 2018
Expected date of submission of annual securities report: March 28, 2018
FY 2017 supplementary information: Yes
FY 2017 financial presentation: Yes
(Fractions of one million yen are rounded down)
1. Consolidated financial results for the fiscal year ended December 31, 2017 (from January 1, 2017 to December 31, 2017)
(Percentages indicate changes over the same period in the prior fiscal year)
(1) Consolidated financial results
	Net revenues		Operating income		Recurring income		Net profit attributable to shareholders of parent
Year ended	million yen	%	million yen	%	million yen	%	million yen	%
Dec. 31, 2017	872,623	89.5	40,579	91.9	39,859	93.5	25,244	381.3
Dec. 31, 2016	460,455	4.5	21,143	48.3	20,602	50.1	5,245	(47.4)
Note: Comprehensive income
Fiscal Year 2017: 31,976 million yen 536.7%      Fiscal Year 2016: 5,022 million yen (55.2)%

	Earnings per share	Diluted earnings per share	ROE	ROA	Operating income margin
	yen	yen	%	%	%
Dec. 31, 2017	144.26	－	5.7	6.3	4.7
Dec. 31, 2016	48.05	－	2.0	5.5	4.6
Reference: Equity income of unconsolidated subsidiaries and affiliates
Fiscal Year 2017: 61 million yen                          Fiscal Year 2016: 199 million yen

(2) Consolidated financial position
	Total assets	Net assets	Net assets (excl. minority interests) to total assets	Net assets (excl. minority interests) per share
As of	million yen	million yen	%	yen
Dec. 31, 2017	883,918	627,485	70.9	3,070.01
Dec. 31, 2016	377,468	261,173	69.1	2,389.28
Reference: Net assets (excl. minority interests)
Fiscal Year 2017: 627,058 million yen                  Fiscal Year 2016: 260,758 million yen

(3) Consolidated cash flows
	Net cash from (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Year ended	million yen	million yen	million yen	million yen
Dec. 31, 2017	72,450	(41,090)	(26,159)	118,741
Dec. 31, 2016	34,388	(19,921)	(7,546)	86,727

2. Dividends
	Dividends per share					Total dividend payments (annual)	Dividend payout ratio (consolidated)	Ratio of dividends to net assets (consolidated)
(Record date)	1Q	2Q	3Q	Year-end	Annual
Year ended	yen	yen	yen	yen	yen	million yen	%	%
Dec. 31, 2016	－	22.00	－	24.00	46.00	5,020	95.7	1.9
Dec. 31, 2017	－	22.00	－	22.00	44.00	8,987	30.5	1.6
Dec. 31, 2018 (forecast)	－	25.00	－	25.00	50.00		35.5

Note:	End of 2Q FY 2016 dividend	: an ordinary dividend of 21.00 yen, a commemorative dividend of 1.00 yen
FY 2016 ending dividend	: an ordinary dividend of 23.00 yen, a commemorative dividend of 1.00 yen

3. Forecast of consolidated financial results 2018 (from January 1, 2018 to December 31, 2018)
(Percentages indicate changes over the same period in the prior fiscal year)
	Net revenues		Operating income		Recurring income		Net profit attributable to shareholders of parent		Earnings per share
	million yen	%	million yen	%	million yen	%	million yen	%	Yen
Full year 2018	1,007,300	15.4	49,700	22.5	47,900	20.2	28,800	14.1	141.00

Notes
(1)	Changes in significant subsidiaries during the current period	: Yes
(Changes in specified subsidiaries resulting in change in scope of consolidation)
Newly included: One (Coca-Cola East Japan Co., Ltd.) Excluded: None
Note:	Please refer to “3. Consolidated Financial Statements and Notes (5) Notes to Consolidated Financial Statements (Basis of Presentation of the Consolidated Financial Statements)” on page 14 for details.

(2)	Changes in accounting policies, changes in accounting estimates, and restatement of prior period financial statements after error corrections
1) Changes in accounting policies due to revisions to accounting standards and other regulations	: None
2) Changes other than those in 1) above	: Yes
3) Changes in accounting estimates	: Yes
4) Restatement of prior period financial statements after error corrections	: None

(3)	Number of outstanding shares (common shares)
1)	Number of outstanding shares at the end of period (including treasury shares):
FY 2017: 206,268,593 shares	FY 2016: 111,125,714 shares
2)	Number of treasury shares at the end of period:
FY 2017: 2,015,532 shares	FY 2016: 1,989,069 shares
3)	Average number of outstanding shares during the period:
FY 2017: 174,990,952 shares	FY 2016: 109,137,811 shares
Note:	The total number of outstanding shares increased by 95,142,879 to 206,268,593 as of April 1, 2017 in connection with the integration with Coca-Cola East Japan Co., Ltd.

(Reference) Summary of the Non-consolidated Financial Results
1. Non-consolidated financial results for the fiscal year ended December 31, 2017 (from January 1, 2017 to December 31, 2017)
(1) Non-consolidated financial results
(Percentages indicate changes over the same period in the prior fiscal year)
	Net revenues		Operating revenue		Operating income		Recurring income		Profit
Year ended	million yen	%	million yen	%	million yen	%	million yen	%	million yen	%
Dec. 31, 2017	82,139	(78.7)	11,565	－	2,877	(77.5)	6,086	(58.4)	4,990	(58.5)
Dec. 31, 2016	385,889	4.2	－	－	12,763	62.2	14,647	37.0	12,034	72.4

	Earnings per share	Diluted earnings per share
	yen	yen
Dec. 31, 2017	28.51	－
Dec. 31, 2016	110.26	－

(2) Non-consolidated financial position
	Total assets	Net assets	Net assets (excl. minority interests) to total assets	Net assets (excl. minority interests) per share
As of	million yen	million yen	%	yen
Dec. 31, 2017	475,219	405,241	85.3	1,984.01
Dec. 31, 2016	369,792	252,750	68.3	2,315.90
Reference: Net assets (excl. minority interests)
Fiscal Year 2017: 405,241 million yen            Fiscal Year 2016: 252,750 million yen

* These Consolidated Financial Results are outside the scope of audit.

* Explanation regarding appropriate use of the forecast, other special instructions
Figures in the above forecast are based on information available to management at the time of announcement.
Due to number of inherent uncertainties in the forecast, actual results may differ materially from the forecast. Furthermore, please refer to “1. Overview of Operating Results, etc. (1) Analysis of Operating Results (Outlook)” on page 3 for matters relating to performance forecasts.

1. Overview of Operating Results, etc.
(1) Analysis of Operating Results
(Qualitative Information on the Consolidated Operating Results)

The Japanese economy continued to show a modest recovery with continued improvement of the job market and income situation as well as positive indicators of consumer sentiment and consumer spending during the fiscal year ended December 31, 2017.

In the soft drink industry, the market remained almost flat in terms of sales volume compared to the previous year, reflecting poor weather during the summer peak season in eastern Japan, and continued wet and colder weather across much of the country later in the year. Continued roll-outs of FOSHU (Food for Specific Health Usage), functional-claim and other value-added products by various industry players have helped to offset this negative impact of weather on industry volume performance.

 The health food industry continues to grow with an intensified competitive environment, supported by launches of functional-claim food products and a stream of market entrants from other industries driven by demand from health-conscious consumers. In the cosmetics industry, consumer needs continue to diversify and the demand from inbound tourism has also contributed to industry growth.

In this operating environment, in order to pursue new business opportunities and realize sustainable growth, Coca-Cola Bottlers Japan Inc. (currently, Coca-Cola Bottlers Japan Holdings Inc., the Company) was formed through the business integration of Coca-Cola West (CCW) and Coca-Cola East Japan Co., Ltd. (CCEJ) effective April 1, 2017 through a combination of a share exchange and an absorption-type company split.

The Company announced its medium-term business plan, the “Growth Roadmap for 2020 & Beyond” for the period up to 2020, which sets forth the Company’s strategic initiatives, namely profitable revenue growth, integration synergies, establishment of a new operating model and a holistic financial framework to create shareholder value while investing in people capability development and shared value with local communities. The Company will focus on these initiatives to achieve sustainable growth, leverage the synergy effects of the business integration, and continue to lead the domestic soft drink industry.

Following the initiatives of the medium-term business plan, in 2017 the Company has focused on strengthening profitability and establishing a solid foundation for growth in 2018 and beyond while integrating with speed.  Following are highlights of the deliverables this fiscal year.
•	Net profit attributable to shareholders of parent increased 381.3% versus prior year driven by the business integration, with pro forma net income grew 61.8% versus prior year
•	Generated first year integration synergies and cost savings in line with plan
•	Functionally managed since Day One (First date of the business integration)
•	Started company-wide implementation and deployment of ERP system, CokeOne+
•	Strategic vending project in place and actively working to transform the vending channel from end-to-end
•	Integrated Business Systems function was newly established to strengthen the key IT function
•	Key Account Management function was newly established to integrate sales activities for nation-wide customers
•	Regional sales organizations in place as of January 1, 2018 to tailor sales and marketing activities to each region based on our community-based and customer focused operating principles
•
Re-organized, optimized and simplified the Company group’s legal entity structure ahead of plan, including integration ofCoca-Cola business operating companies, etc. The number of legal entities decreased from 25 on Day One to 16 on January 1, 2018

The summary of financial results for this fiscal year is as follows.

<Net Revenues>
Full-year consolidated net revenues of Coca-Cola  business increased by 414,491 million yen to 842,885 million yen (up 96.8%) year on year, primarily due to the business integration of CCW and CCEJ effective as of April 1, 2017. Consolidated net revenues of the healthcare & skincare business fell by 2,324 million yen to 29,737 million yen (down 7.2%) year on year mainly due to the delay of launching new products. As a result, the total consolidated net revenues increased by 412,167 million yen to 872,623 million yen (up 89.5%) year on year.

<Operating Income and Recurring Income>
Full-year consolidated operating income of Coca-Cola business increased by 19,053 million yen to 37,422 million yen (up 103.7%) year on year, due to an increase in net revenues led by the business integration described above as well as a decrease of expenses brought by synergy and cost-savings initiatives across both CCW and CCEJ as well as the change in depreciation method for fixed assets. Consolidated operating income in the healthcare & skincare business increased by 382 million yen to 3,156 million yen (up 13.8%) year, due to a diligent focus on cost reductions, which offset the negative impact of lower sales. As a result, the total consolidated operating income for full-year increased by 19,435 million yen to 40,579 million yen (up 91.9%) year on year.  Furthermore, consolidated recurring income increased by 19,257 million yen to 39,859 million yen (up 93.5%) year on year.

<Net Profit Attributable to Shareholders of Parent>
Net profit attributable to owners of parent for full-year increased by 19,999 million yen to 25,244 million yen (up 381.3%) year on year, mainly due to an increase in recurring income, etc. as we cycled certain extraordinary expenses in the prior year.

<Reference>
As a reference, the Company also provides pro-forma results, assuming the business integration of CCW and CCEJ from January 2017 and estimating 2016 results using the same standard. Full-year pro-forma net revenue decreased by 21,140 million yen to 991,563 million yen (down 2.1%) year on year, mainly impacted by a decrease of sales volume partly driven by poor weather and continued softness in the vending channel.  Our proactive focus on driving value through smaller package sizes has also impacted volume growth. Full-year pro-forma operating income increased by 1,704 million yen to 42,104 million yen (up 4.2%) year on year driven by cost reductions in manufacturing as well as generating integration synergies in the soft drink business, etc. Full-year pro-forma net profit attributable to shareholders of parent was 9,869 million yen, up 25,836 million yen (up 61.8%) year on year.
Supplementary earnings presentation material has been posted to the Company website (https://en.ccbj-hodings.com/ir/) in advance of its 2017 full-year earnings presentation to analysts, scheduled at 1:30 pm on Wednesday, February 14, 2018.  A live webcast and on-demand replay will also be available on the website.

 (Outlook)
Although the future outlook of the beverage industry is somewhat positive with consumer spending showing signs of recovery, we expect the market competition to continue intensifying due to aging population and further diversification of customer and consumer needs.
We will mainly focus on three strategic pillars: “Growth”, “Synergies and Efficiency” and “Operating Structure” to further expand our Coca-Cola business and our healthcare and skincare businesses.
We will focus on driving the revenue growth of our Coca-Cola business with improved profitability by strengthening our “community-based”, “customer-centric” sales activities through segmentation of our business territory into six regions and market execution carried out exhaustively in each region according to marketing plans tailored to meet the area-specific needs. In addition, we will build a vending business model that enhances our competitive advantage in this line of business by prioritizing on developments that lead to increased productivity and operational efficiency, while continuing to transform the current business model from a mid- to long-term perspective. We will also invest in projects and initiatives that will ensure our sustainable growth by generating synergy through business integration and using it as the source of our capital expenditure.
The demand for healthcare and skincare products is on the rise, adding momentum to the expansion of the market size. However, competition is expected to get tougher as more players from other industries make forays into these markets. Amid such circumstances, we plan to bolster our business by developing new hit products that respond effectively to the growing demand from extension of healthy life expectancy and other consumer needs. We will also revisit our marketing and communication strategies to make our products more visible to a wider consumer base.
Through these strategic moves, we expect our consolidated net sales to grow to 1,007.3 billion yen (up 15.4% from the current fiscal year), operating income to 49.7 billion yen (up 22.5%), ordinary income to 47.9 billion yen (up 20.2%) and net income attributable to parent company shareholders to 28.8 billion yen (up 14.1% from the same period).

(2) Analysis of Financial Position
Total assets at the end of the consolidated fiscal year under review increased 506,449 million yen from the end of the previous consolidated fiscal year, to 883,918 million yen (up 134.2% year on year). This is mainly attributable to consolidation of Coca-Cola East Japan Co., Ltd. in connection with the business integration.
Total liabilities at the end of the consolidated fiscal year under review were 256,432 million yen, an increase of 140,136 million yen compared to the end of the previous consolidated fiscal year (up 120.5% year on year). The primary factor was the impact from the newly consolidated company mentioned above.
Net assets at the end of the consolidated fiscal year under review stood at 627,485 million yen, an increase of 366,312 million yen from the end of the previous consolidated fiscal year (up 140.3% year on year), primarily reflecting an increase in other capital surplus in connection with the issuance of new shares as part of the business integration.
The status of each type of cash flow for the consolidated fiscal year under review is as follows.  The Company’s cash and deposits were increased by 26.798 million yen due to Coca-Cola East Japan Co., Ltd. becoming a wholly owned subsidiary through a share exchange.

<Cash Flow from Operating Activities>
Cash generated from operating activities in this consolidated fiscal year was 72,450 million yen, an increase of 38,061 million yen compared with the previous consolidated fiscal year, mainly resulting from impacts from Coca-Cola East Japan Co., Ltd. becoming a wholly owned subsidiary as part of the business integration.
<Cash Flow from Investing Activities>
Cash used for investing activities in this consolidated fiscal year was 41,090 million yen (cash used for investing activities last year was 19,921 million yen)  an increase of 21,169 million yen compared with the previous consolidated fiscal year, mainly due to expenditure for purchase of non-current assets.
<Cash Flow from Financing Activities>
Cash used for financing activities in this consolidated fiscal year was 26,159 million yen (cash used for financing activities last year was 7,546 million yen), an increase of 18,613 million yen compared with the previous consolidated fiscal year, mainly due to payment for the redemption of corporate bonds.
As a result of these activities, cash and cash equivalents at the end of the consolidated fiscal year under review increased by 32,013 million yen from the end of the previous consolidated fiscal year, to 118,741 million yen (up 36.9% year on year).

The trend of cash flow indicators on the consolidated base is as follows.
		For the fiscal year ended December 31, 2013	For the fiscal year ended December 31, 2014	For the fiscal year ended December 31, 2015	For the fiscal year ended December 31, 2016	For the fiscal year ended December 31, 2017
Shareholders’ equity ratio	(%)	68.8	75.2	68.9	69.1	70.9
Shareholders’ equity ratio at market value	(%)	64.9	53.8	70.9	99.6	95.1
Cash flow/interest bearing liabilities ratio	(%)	1.5	0.9	1.3	1.5	1.1
Interest coverage ratio (times)		66.0	50.8	97.2	72.6	128.3
(Notes)	Each indicator is calculated based on consolidated financial figures with the following formula.
•	Shareholders’ equity ratio: Shareholders’ equity / Total assets
•	Shareholders’ equity ratio at market value: Market capitalization / Total assets
Market capitalization is calculated by multiplying the closing share price at the end of the fiscal year with the number of outstanding shares (excluding treasury shares)
•	Cash flow / interest bearing liabilities ratio: Interest-bearing debt / Operating cash flow
Interest-bearing debt includes all liabilities requiring the payment of interest under the liabilities section of the consolidated balance sheet such as loans.
Operating cash flow uses net cash provided by operating activities on the consolidated cash flow statements.
•	Interest coverage ratio: Cash flow from operating activities / Payment of interest
Payment of interest equal the amount of interest paid on the consolidated cash flow statements.

(3) Basic Policies for Profit Distribution and Dividends for FY2017 and FY2018
CCBJH sets its basic policy regarding profit sharing onto active redistribution of the profits, while placing the highest priority onto paying dividends in a stable manner, and has been paying dividends from surplus twice a year upon interim and year-end dividend payout by considering business performance and internal reserves from a comprehensive perspective. CCBJH stipulates in its Articles of Incorporation that interim dividends can be paid by the resolution made by the Board of Directors as of June 30 each year. Therefore, the function which determines the dividends from surplus will be the General Meeting for Shareholders for the year-end dividends, and the Board of Directors for the interim dividends.
The dividends for the year ending in December 2017 shall be paid for the amount no less than the dividends per share paid for the year ending in December 2016 for former Coca-Cola West Co., Ltd. and former Coca-Cola East Japan Co., Ltd. (commemorative dividends not included), and the year-end dividend is assumed to be 22 yen per share. (The amount of annual dividends is assumed to be 44 yen per share by adding the interim dividends of 22 yen per share, which has already been paid.)
Future dividends after IFRS transition (expected in Q4 FY 2018) shall be paid for the approximate amount of 30% or more for net profit attributable to owners of the parent company additionally to the policy described above. As for the dividends for the year ending in December 2018 (forecast), by taking the basic policy shown above and the forecast for business performance for the year ending in December 2018 into consideration, the amount of interim dividends is assumed to be 25 yen per share, increased by 3 yen, and the amount of year-end dividends is assumed to be 25 yen per share, increased by 3 yen.
The Company periodically reviews its capital structure & dividend payout ratio to maximize shareholder returns while maintaining flexibility to pursue expansion opportunities. The Company seeks to use retained earnings to fund investment for sustainable growth for our business and further enhancement of corporate value.

2.	Basic Concept Concerning the Selection of Accounting Standards
The Group plans to disclose consolidated financial statements based on the International Financial Reporting Standards (IFRS) from the fiscal year ending December 2018, with a view to enhancing the international comparability of financial statements and contributing to the improved convenience for shareholders and investors of the Company.

3. Consolidated Financial Statements and Notes
(1) Consolidated Balance Sheets
		(Millions of yen)
	As of December 31, 2016	As of December 31, 2017
Assets
Current assets
Cash and deposits	63,849	101,858
Trade notes and accounts receivable	※１ 29,649	※１ 69,266
Marketable securities	23,112	17,000
Merchandise and finished goods	27,279	54,357
Work in process	652	267
Raw materials and supplies	1,998	7,323
Deferred tax assets	2,572	3,777
Other	14,761	32,499
Allowance for doubtful accounts	(287)	(376)
Total current assets	163,587	285,974
Fixed assets
Property, plant and equipment
Buildings and structures	※２ 119,786	※２ 166,298
Accumulated depreciation	(88,623)	(93,152)
Buildings and structures, net	31,162	73,145
Machinery, equipment and vehicles	※２ 132,477	※２ 181,539
Accumulated depreciation	(109,788)	(114,157)
Machinery, equipment and vehicles, net	22,688	67,382
Sales equipment	145,559	213,367
Accumulated depreciation	(105,560)	(101,566)
Sales equipment, net	39,999	111,800
Land	※２ 62,128	※２ 151,375
Construction in progress	5	591
Other	12,452	16,296
Accumulated depreciation	(10,622)	(10,399)
Other, net	1,829	5,897
Total property, plant and equipment	157,815	410,192
Intangible assets
Goodwill	22,668	76,557
Franchise intangible	－	50,098
Other	4,889	14,437
Total intangible assets	27,557	141,092
Investments and other assets
Investment securities	※３ 20,144	※３ 31,792
Deferred tax assets	1,367	2,448
Retirement benefit assets	123	257
Other	7,392	13,119
Allowance for doubtful accounts	(519)	(958)
Total investments and other assets	28,508	46,659
Total fixed assets	213,881	597,944
Total assets	377,468	883,918

		(Millions of yen)
	As of December 31, 2016	As of December 31, 2017
Liabilities
Current liabilities
Trade notes and accounts payable	15,990	40,496
Current portion of long-term borrowings	※２ 17	※２ 1,817
Accrued income taxes	5,717	8,356
Other accounts payable	25,042	55,410
Provision for sales and promotion expenses	308	427
Provision for bonuses	－	2,521
Provision for directors’ bonuses	－	134
Other	8,662	17,193
Total current liabilities	55,739	126,357
Non-current liabilities
Bonds payable	50,000	66,000
Long-term loans payable	※２ 183	※２ 12,031
Deferred tax liabilities	2,965	26,198
Net defined benefit liability	3,505	20,358
Liabilities for directors’ and corporate auditors’ retirement benefits	191	30
Provision for environmental measures	－	90
Other	3,709	5,365
Total non-current liabilities	60,556	130,075
Total liabilities	116,295	256,432
Equity
Shareholders’ equity
Capital stock	15,231	15,231
Capital surplus	109,072	450,568
Retained earnings	137,404	155,535
Treasury stock	(4,593)	(4,692)
Total shareholders’ equity	257,114	616,642
Accumulated other comprehensive income
Net unrealized gains(loss) on other marketable securities	4,092	6,886
Deferred gains or losses on hedges	77	590
Foreign currency translation adjustments	(3)	12
Remeasurements of defined benefit plans	(522)	2,926
Total accumulated other comprehensive income	3,643	10,416
Non-controlling interests	414	426
Net assets	261,173	627,485
Total liabilities and equity	377,468	883,918

(2) Consolidated Statements of Income and Comprehensive Income
(Consolidated Statements of Income)
		(Millions of yen)
	For the year ended December 31, 2016	For the year ended December 31, 2017
Net revenues	460,455	872,623
Cost of goods sold	221,844	422,373
Gross profit	238,611	450,249
Selling, general and administrative expenses	※１,※２ 217,467	※１,※２ 409,669
Operating income	21,143	40,579
Non-operating income
Interest income	48	17
Dividends income	410	453
Share of profit of investees equity-method	199	61
Gain on sale of property plant and equipment	27	46
Gain on sales of valuable wastes	116	296
Rent income	124	354
Other	311	246
Total non-operating income	1,239	1,475
Non-operating expenses
Interest expense	468	539
Investment loss on equity method	746	940
Other	565	715
Total non-operating expenses	1,780	2,195
Recurring income	20,602	39,859
Extraordinary income
Gain on sale of property plant and equipment	※３ 921	※３ 489
Gain on sale of investment securities	209	368
Gain on step acquisitions	－	53
Total extraordinary income	1,131	910
Extraordinary loss
Impairment loss	※４ 6,857	※４ 598
Loss on disaster	1,081	－
Loss on impairment of investment securities	156	－
Loss on valuation of golf club membership	－	28
Loss on abandonment of inventories	930	－
Business integration-related expenses	－	903
Total extraordinary loss	9,025	1,530
Income before income taxes and minority interests	12,707	39,240
Income taxes-current	7,039	12,985
Income taxes-deferred	364	1,051
Total income taxes	7,404	14,036
Net profit	5,303	25,203
Net profit (loss) attributable to non-controlling interests	58	(40)
Net profit attributable to owners of the company	5,245	25,244

 (Consolidated Statements of Comprehensive Income)
		(Millions of yen)
	For the year ended December 31, 2016	For the year ended December 31, 2017
Net profit	5,303	25,203
Other comprehensive income
Net unrealized gains (loss) on marketable securities	(1,125)	2,794
Deferred gains or losses on hedges	－	537
Foreign currency translation adjustments	(20)	15
Remeasurements of defined benefits	592	3,416
Share of other comprehensive income of investees equity-method	272	8
Total other comprehensive income	※ (280)	※ 6,772
Comprehensive income	5,022	31,976

Comprehensive income attributable to owners of the parent	4,964	32,017
Non-controlling interests	58	(40)

(3) Consolidated Statements of Changes in Equity
For the year ended December 31, 2016
				(Millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance as of January 1, 2016	15,231	109,072	136,851	(4,586)	256,569
Changes of items during period
Dividends of surplus	－	－	(4,692)	－	(4,692)
Net profit attributable to owners of the company	－	－	5,245	－	5,245
Purchase of treasury shares	－	－	－	(6)	(6)
Disposal of treasury shares	－	－	0	0	0
Net changes of items other than shareholders’ equity	－	－	－	－	－
Total changes of items during period	－	－	552	(6)	545
Balance as of December 31, 2016	15,231	109,072	137,404	(4,593)	257,114

	Accumulated other comprehensive income					Non-controlling interests	Total equity
	Net unrealized gains(loss) on other marketable securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance as of January 1, 2016	5,217	(177)	17	(1,132)	3,924	384	260,878
Changes of items during period
Dividends of surplus	－	－	－	－	－	－	(4,692)
Net profit attributable to owners of the company	－	－	－	－	－	－	5,245
Purchase of treasury shares	－	－	－	－	－	－	(6)
Disposal of treasury shares	－	－	－	－	－	－	0
Net changes of items other than shareholders’ equity	(1,125)	255	(20)	609	(280)	30	(250)
Total changes of items during period	(1,125)	255	(20)	609	(280)	30	295
Balance as of December 31, 2016	4,092	77	(3)	(522)	3,643	414	261,173

For the year ended December 31, 2017
				(Millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance as of January 1, 2017	15,231	109,072	137,404	(4,593)	257,114
Changes of items during period
Dividends of surplus	－	－	(7,113)	－	(7,113)
Net profit attributable to owners of the company	－	－	25,244	－	25,244
Purchase of treasury shares	－	－	－	(111)	(111)
Disposal of treasury shares	－	5	－	11	17
Change in treasury shares of parent arising from transactions with non-controlling shareholders	－	(72)	－	－	(72)
Increase by share exchanges	－	341,562	－	－	341,562
Net changes of items other than shareholders’ equity	－	－	－	－	－
Total changes of items during period	－	341,496	18,131	(99)	359,527
Balance as of December 31, 2017	15,231	450,568	155,535	(4,692)	616,642

	Accumulated other comprehensive income					Non-controlling interests	Total equity
	Net unrealized gains(loss) on other marketable securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance as of January 1, 2017	4,092	77	(3)	(522)	3,643	414	261,173
Changes of items during period
Dividends of surplus	－	－	－	－	－	－	(7,113)
Net profit attributable to owners of the company	－	－	－	－	－	－	25,244
Purchase of treasury shares	－	－	－	－	－	－	(111)
Disposal of treasury shares	－	－	－	－	－	－	17
Change in treasury shares of parent arising from transactions with non-controlling shareholders	－	－	－	－	－	－	(72)
Increase by share exchanges	－	－	－	－	－	－	341,562
Net changes of items other than shareholders’ equity	2,794	512	15	3,449	6,772	12	6,785
Total changes of items during period	2,794	512	15	3,449	6,772	12	366,312
Balance as of December 31, 2017	6,886	590	12	2,926	10,416	426	627,485

(4) Consolidated Statements of Cash Flows
		(Millions of yen)
	For the year ended December 31, 2016	For the year ended December 31, 2017
Cash flows from operating activities
Profit before income taxes	12,707	39,240
Depreciation	17,491	37,352
Impairment loss	6,857	598
Amortization of goodwill	2,302	3,989
Increase (decrease) in provision for directors’ bonuses	－	124
Increase (decrease) in provision for directors’ retirement benefits	27	(297)
Increase (decrease) in net defined benefit liability	1,003	(215)
Decrease (increase) in net defined benefit asset	(123)	(134)
Interest and dividends income	(459)	(470)
Interest expense	468	539
Share of (profit) loss of entities of equity-method investees	(199)	(61)
Loss (gain) on sales of short-term and long-term investment securities	(209)	(368)
Loss (gain) on valuation of short-term and long-term investment securities	156	－
Loss (gain) on sales of non-current assets	(893)	(525)
Loss on retirement of non-current assets	875	585
Gain on step acquisitions	－	(53)
Loss (gain) on step acquisitions	437	(3,826)
Decrease (increase) in inventories	711	8,611
Decrease (increase) in other assets	(128)	282
Increase (decrease) in notes and accounts payable-trade	(3,542)	(3,274)
Increase (decrease) in other liabilities	160	(881)
Other	(89)	591
Cash provided by operating activities	37,553	81,807
Interest and dividends received	459	470
Interest expenses paid	(473)	(564)
Income taxes paid	(3,918)	(10,488)
Income taxes refund	767	1,225
Net cash provided by operating activities	34,388	72,450
Cash flows from investing activities
Purchase of short-term and long-term investment securities	(257)	(130)
Proceeds from sales and redemption of short-term and long-term investment securities	876	608
Purchase of intangible assets	(23,347)	(43,104)
Proceeds from sales of non-current assets	2,304	1,605
Purchase of shares of subsidiaries and associates	(3)	－
Payments of long-term loans receivable	(453)	(79)
Collection of long-term loans receivable	959	44
Payments into time deposits	(160)	(155)
Proceeds from withdrawal of time deposits	167	165
Other	(6)	(44)
Net cash used in investing activities	(19,921)	(41,090)

		(Millions of yen)
	For the year ended December 31, 2016	For the year ended December 31, 2017
Cash flows of financing activities
Proceeds from short-term loan	－	8,000
Repayments of short-term loans payable	－	(10,000)
Proceeds from long-term loan	－	28
Repayments of long-term loans payable	(2,517)	(2,070)
Redemption of bonds	－	(14,000)
Purchase of treasury shares	(6)	(111)
Proceeds from sales of treasury shares	0	21
Purchase of treasury shares of subsidiaries	－	(7)
Cash dividends paid	(4,692)	(7,113)
Dividends paid to non-controlling interests	(28)	(29)
Payments from changes in ownership interests in subsidiaries that do not result in change in scope of consolidation	－	(409)
Other	(300)	(470)
Net cash provided by (used in) financing activities	(7,546)	(26,159)
Effect of exchange rate change on cash and cash equivalents	(20)	15
Increase (decrease) in cash and cash equivalents resulting from change of scope of consolidation	6,899	5,215
Cash and cash equivalents at beginning of period	79,828	86,727
Increase in cash and cash equivalents from newly consolidated subsidiary	－	※２ 26,798
Cash and cash equivalents at end of period	※１ 86,727	※１ 118,741

(5) Notes to Consolidated Financial Statements
(Notes Relating to Assumptions for the Going Concern)
Not applicable.

(Basis of Presentation of the Consolidated Financial Statements)
1. Matters on the scope of consolidation
Number of consolidated subsidiaries: 24
Key consolidated subsidiaries:
Coca-Cola East Japan Co., Ltd.
Coca-Cola West Company, Limited
Shikoku Coca-Cola Bottling Co., Ltd.
Q’ sai Co., Ltd.
From the first quarter of this consolidated accounting period, the consolidated subsidiary, Pacific Ace Nishinihon Co., Ltd., has been excluded from the scope of consolidation, in conjunction with the implementation of absorption-type merger of Pacific Ace Nishinihon Co., Ltd. by the consolidated subsidiary, Nishinihon Beverage Co., Ltd., effective as of January 1, 2017
Accompanying Coca-Cola East Japan Co., Ltd. becoming a wholly owned subsidiary company through a share exchange on April 1, 2017, that company and two subsidiaries were included in the scope of consolidation. Furthermore, as Coca-Cola East Japan Co., Ltd. owns the shares of Coca-Cola Business Sourcing Company, Limited, Coca-Cola Business Integrated Business Systems Co., Ltd., Coca-Cola Customer Marketing Co., Ltd., and FV Corporation Co., Ltd., and the share ownership ratio of the Group has increased, these four companies have been included in the scope of consolidation from the second quarter of FY 2017.
2. Matters on the application of the equity method
(1) Number of affiliates accounted for using the equity method: 2
Affiliates accounted for using the equity method
APEX Nishi-Nihon Corporation
Resources Co., Ltd.
As the four companies of Coca-Cola Business Sourcing Company, Limited, Coca-Cola Business Integrated Business Systems Co., Ltd., Coca-Cola Customer Marketing Co., Ltd., and FV Corporation Co., Ltd. were included in the scope of consolidation from the second quarter of FY 2017 accompanying Coca-Cola East Japan Co., Ltd. becoming a wholly owned subsidiary company through a share exchange on April 1, 2017, they have been excluded from the scope of equity method application.
 (2) Number of affiliates not accounted for using the equity method: 1
Affiliate not accounted for using the equity method
TEAMS Co., Ltd.
TEAMS Co., Ltd. became an affiliate not accounted for using the equity method as the Company acquired shares in TEAMS Co., Ltd. on March 30, 2017.
(3) Reason for not applying the equity method
The affiliate not accounted for using the equity method is excluded from the scope of the application of the equity method because its impact on the consolidated financial statements is considered to be minor in terms of factors such as net income or loss and retained earnings that correspond to the propotion of the interest held by the Company, and immaterial as a whole.
3. Matters on the fiscal year, etc. of consolidated subsidiaries
The end of the fiscal year of all consolidated subsidiaries is consistent with the consolidated closing date.
4. Matters on accounting standards
(1) Evaluation criteria and methods for important assets
a. Marketable securities
(a) Bonds held to maturity
Amortized method (fixed cost method) is adopted.
(b) Other marketable securities
Those with market value
The market value method (valuation difference is treated entirely by the equity method and cost of sales is calculated by the moving average method) based on the market price etc. at the end of the current consolidated fiscal year is adopted.
Those without market value

Mainly, the cost method based on the moving average method is adopted.
b. Derivatives
The market value method (excluding those for which the appropriation treatment is applicable) is adopted.
c. Inventory assets
(a) Merchandise, finished goods, work in progress and raw materials
Mainly, cost method (method of devaluing book value based on declining profitability with respect to the balance sheet value) based on the gross average method is adopted.
(b) Supplies
Mainly, cost method (method of devaluing book value based on declining profitability with respect to the balance sheet value) based on the moving average method is adopted.
(2) Method of depreciation of important depreciation assets
a. Tangible fixed assets (excluding lease asset)
(a) Sales equipment
It is based on the fix cost method, and the main service life is 9 years.
(b) Other than sales equipment
Mainly using the fix cost method, the main service lives are as follows.
Buildings and structures	3 to 60 years
Machinery, equipment and vehicles	4 to 20 years
b. Intangible assets (excluding lease asset)
Using the fix cost method, the main service lives are as follows.
Software	5 years	(estimated internal usable life)
Franchise intangible	20 years
c. Lease asset
The fix cost method is adopted, with the lease term as the service life and the residual value as zero.
(3) Criteria for recording significant allowances
a. Allowance for doubtful accounts
In order to prepare for losses on bad debts such as accounts receivable, loans receivable, etc., for general receivables, based on the historical bad debt ratio; for specific claims such as doubtful receivables, the Company individually considers the possibility of collection, and records the estimated amount of uncollectible amount.
b. Allowance for bonuses
In order to prepare for the payment of bonuses for employees, the Company records an estimated payment amount that has been incurred for this consolidated fiscal year.
c. Allowance for officers’ bonuses
In order to prepare for the payment of bonuses for officers, the Company records an estimated payment amount as of the end of this consolidated fiscal year.
d. Allowance for environmental measures
In order to prepare for disposing polychlorinated biphenyl waste kept in storage, the Company records an estimated accrued amount at the end of this consolidated fiscal year.
e. Provision for sales and promotion expenses
Based on the point program for sales promotion which is adopted in some consolidated subsidiaries, the Company records the amount that is expected to be used in the future as of the end of this consolidated fiscal year, in order to prepare for use of points granted to customers.
f. Liabilities for directors’ retirement benefits
In order to prepare for the payment of directors’ retirement benefits, some consolidated subsidiaries record estimated necessary amounts as of this consolidated fiscal year based on the internal regulations.
(4) Method of accounting related to retirement benefit
a. Period attribution method for the estimated amount of retirement
As for the method of assigning the estimated amount of retirement benefit for the period until the end of the current consolidated fiscal year, benefit calculation formula is used when calculating the retirement benefit obligations.
b. Cost processing method based on actuarial difference and past service cost
The Company carries out cost processing based on actuarial gains and losses amortized on a fix cost basis over a fixed number of years (10 years in principle) within the average remaining service period of employees at the time of their occurrence in each consolidated fiscal year from the following consolidated fiscal year of occurrence.
The Company carries out cost reduction processing, from the time of occurrence, based on the prior service cost (reduction of liability) amortized by the fix cost method over a certain number of years (1 year) within the average remaining service period of employees at the time of occurrence.

(5) Significant hedge accounting method
a. Method of hedge accounting
For forward foreign exchange contracts and merchandise swap transactions, deferral hedge accounting is adopted.  Foreign currency-denominated accounts payable with forward foreign exchange contracts are accounted for based on the appropriation method.
In addition, foreign exchange contracts and transactions related to merchandise swaps are carried out at Coca-Cola Business Sourcing Co., Ltd., a consolidated subsidiary.
b. Hedging instruments and Hedged items.
(a) Hedging instruments: Foreign exchange contract
Hedged items: Foreign currency-denominated accounts payable due to import of raw materials and forecast transactions in foreign currency
(b) Hedging instruments: Merchandise swap
Hedged items: Selling prices of materials / raw materials and prices of finished goods
c. Hedging policy
In order to hedge foreign exchange risk associated with foreign currency-denominated accounts payable, the Company makes forward foreign exchange contracts.  The Company also engages in merchandise swap transactions to hedge merchandise market fluctuation risk on merchandise purchase transactions.
d. Method of assessing hedge effectiveness
Effectiveness is evaluated by checking the correspondence relationship between the hedged items’ market price fluctuation and the hedging instruments’ market price fluctuation.
(6) Method of good will amortization and amortization period
Goodwill is amortized on a straight-line basis over the period estimated to be effective (within 20 years after recording).
(7) Cash and cash equivalents in the consolidated cash flow statement
Funds (cash and cash equivalents) in the consolidated statements of cash flows consist of cash on hand, deposits that can be withdrawn at any time, and short term investments that can be easily converted into cash with maturities of three months or less from the date of purchase that are subject to insignificant risk of price fluctuations.
(8) Other significant matters for preparing consolidated financial statements
Accounting treatment of consumption tax, etc.
It is based on the tax exclusion method.

(Changes in Accounting Policies, etc.)
(Changes in accounting policies that are difficult to distinguish from changes in accounting estimates, and changes in accounting estimates)
(Change in depreciation method and change in service life)
   Previously, the Company and some of its consolidated subsidiaries mainly used the declining balance method to calculate depreciation of property, plant and equipment (excluding sales equipment and leased assets), but we have switched to the straight-line method from the current consolidated fiscal year.
   The business integration with Coca-Cola East Japan Co., Ltd. carried out as of April 1, 2017 gives us a stronger business platform, and by bringing together the know-how in the areas of sales and manufacturing that both companies have cultivated over the past years it will allow us to create an optimal production structure covering a wide geographical area. Consequently, as we expect to be able to benefit from the long-term, stable use of property, plant and equipment (excluding sales equipment and leased assets), using straight-line depreciation to distribute the expense over its service life will appropriately reflect the pattern of consumption of economic benefits for such property, plant and equipment, so we have therefore decided to change our depreciation method to the straight-line method.
   The Company and some of its consolidated subsidiaries also used the opportunity provided by the change in our depreciation method to conduct a utilization study. Previously, we had set the key service life of manufacturing machinery and equipment at 10 years, but as a result of our study we have revised it to 7-20 years – a predicted economic life that more accurately reflects the reality of the situation – and have made changes extending into the future.
   We also took the opportunity provided by the change in our depreciation method for property, plant and equipment to devaluate the residual value of property, plant and equipment after the end of its service life to a nominal value of one yen, from the current consolidated fiscal year.

   Compared to the previous method, the aforementioned changes have resulted in an increase in operating income, recurring income and income before income taxes and minority interests of 1,374 million yen, 1,352 million yen and 1,364 million yen, respectively, for the current consolidated fiscal year.
   Please refer to “3. Consolidated Financial Statements and Notes (5) Notes to Consolidated Financial Statements (Segment Information, etc.)” for the impact on segment information.

(Change in Presentation)
(Consolidated income statement)
In the previous consolidated fiscal year, since the “Gain on sales of valuable wastes” included in “Other” of “Non-operating income” exceeded 10/100 of the non-operating income, it is independently listed. In order to reflect this change in the presentation method, the consolidated financial statement of the previous consolidated fiscal year has been reclassified.
As a result, the Company has reclassified the consolidated income statement of the previous consolidated fiscal year and 428 million yen listed in “Other” of “Non-operating income” is separately presented as “Gain on sales of valuable wastes” 116 million yen, and “Other” 311 million yen.

(Additional Information)
(Application of Implementation Guidance on Recoverability of Deferred Tax Assets)
   “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26 dated March 28, 2016) is applied from the current consolidated fiscal year.

(Relating to Consolidated Balance Sheet)
*1 Processing method of bills matured at the end of fiscal year
Bills matured at the end of fiscal year are settled as of the clearing day. Since the last day of the previous consolidated fiscal year and the last day of the current consolidated fiscal year are holidays of financial institutions, bills matured at the end of fiscal year are included in the balance at the end of the fiscal year as follows:
	Previous consolidated fiscal year (December 31, 2016)	Current consolidated fiscal year (December 31, 2017)
Trade notes and accounts receivable	11 million yen	16 million yen

*2 Assets which are pledged as collateral
	Previous consolidated fiscal year (December 31, 2016)	Current consolidated fiscal year (December 31, 2017)
Buildings and structures	133 million yen	127 million yen
Machinery, equipment and vehicles	0	0
Land	201	201
Total	335	329

The above property is pledged as collateral for the following borrowings.
	Previous consolidated fiscal year (December 31, 2016)	Current consolidated fiscal year (December 31, 2017)
Current portion of long-term borrowings	17 million yen	17 million yen
Long-term borrowings	183	166
Total	201	183

*3 The items for affiliated companies are as follows.
	Previous consolidated fiscal year (December 31, 2016)	Current consolidated fiscal year (December 31, 2017)
Investment securities	769 million yen	326 million yen

4   Current overdraft contracts
The Company has current overdraft contracts with nine banks to efficiently secure working capital. The balance of unexecuted loans etc. concerning current overdraft contracts at the end of the previous consolidated fiscal year and the current consolidated fiscal year are as follows.
	Previous consolidated fiscal year (December 31, 2016)	Current consolidated fiscal year (December 31, 2017)
Maximum amount of current overdraft	35,400 million yen	250,400 million yen
Outstanding borrowings	－	－
Balance	35,400	250,400

(Relating to Consolidated Statements of Income)
*1	Major items and amounts of sales and general administrative expenses are as follows.
	Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)		Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Sales commissions	42,825	million yen	75,974	million yen
Advertising expenses	33,961		61,533
Outsourcing fee	24,547		55,196
Salary wages	25,219		50,178
Shipping cost	19,688		32,284
Property, plant and equipment depreciation	8,245		22,064
Bonuses and transfer to accrued bonuses to employees	11,083		18,792
Cost on Retirement benefit	2,735		3,161
Provision for sales and promotion expenses deposit	308		427
Allowance for doubtful accounts deposit	55		309
Provision for directors’ bonuses	－		132
Liabilities for directors’ and corporate auditors’ retirement benefits deposit	25		11

*2 Research and development expense included in general administrative expenses
	Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)	Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Research and development expense	612 million yen	306 million yen

*3 The breakdown of gain on sale of fixed assets is as follows.
	Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)	Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Buildings and structures	53 million yen	41 million yen
Land	868	447

*4 Impairment loss
The Company group is grouping the business assets into the soft drink business and the healthcare & skincare business, which are business units in management accounting that continually manage income and expenditure. For rental assets and idle assets, signs of impairment are judged by regarding each individual property as the smallest unit of grouping.
For the land of the target locations among idle assets whose land prices etc. have declined in the previous consolidated fiscal year, and for the buildings and structures, land and software etc. of the target locations among the rental assets whose profitability have declined and the idle assets whose land prices etc. have declined in the current consolidated fiscal year, the book values are reduced to the recoverable amount, and such decreases are recorded as impairment loss.
Also, in the previous and current consolidated fiscal year, goodwill generated at the time of acquisition of shares of Q’ sai Co., Ltd., a consolidated subsidiay of the Company, was impaired as the expected revenue became no longer viable, thus the Company has reduced its book value to the recoverable amount and has recorded the decrease as impairment loss.
The recoverable value of rental assets and idles assets is calculated based on real estate appraisal value etc. Goodwill’s recoverable amount is measured based on the usage value calculated at discount rate of 5.7% for the previous consolidated fiscal year and the current consolidated fiscal year.

Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)
Region	Use	Number of locations	Type	Impairment loss
Chugoku	Idle asset	1	Land	64	million yen
－	－	－	Goodwill	6,792

Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Region	Use	Number of locations	Type	Impairment loss
Kinki	Idle asset	2	Buildings and structures Land Software Other	17 1 53 18	million yen
Shikoku	Idle asset	2	Buildings and structures Land	5 8
〃	Rental asset	1	Land	132
Kyushu	Idle asset	6	Buildings and structures Land	23 46
－	－	－	Goodwill	291

 (Relating to Consolidated Statements of Comprehensive Income)
* Adjusted amounts after reclassification and tax effects on other comprehensive income.
	Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)		Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Net unrealized gains (loss) on marketable securities:
Accrual amount for current period	(1,729)	million yen	4,881	million yen
Adjusted amounts after reclassification	(58)		(305)
Before tax effect adjustment	(1,788)		4,576
Tax effect amount	663		(1,781)
Unrealized net gains (losses) on other marketable securities	(1,125)		2,794
Deferred gains or losses on hedges:
Accrual amount for current period	－		1,017
Adjusted amounts after reclassification	－		(165)
Before tax effect adjustment	－		852
Tax effect amount	－		(315)
Deferred gains or losses on hedges	－		537
Foreign currency translation adjustments:
Accrual amount for current period	(20)		15
Foreign currency translation adjustments	(20)		15
Adjusted amount related to retirement benefit:
Accrual amount for current period	(44)		4,324
Adjusted amounts after reclassification	(917)		840
Before tax effect adjustment	872		5,165
Tax effect amount	(280)		(1,748)
Adjusted amount related to retirement benefit	592		3,416
Share of other comprehensive income of equity method investees:
Accrual amount for current period	14		2
Adjusted amounts after reclassification	258		5
Equity equivalent for equity method investees	272		8
Total of other comprehensive incomes	(280)		6,772

(Relating to Consolidated Statements of Changes in Equity)
Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)
1. Matters concerning class and total number of outstanding shares and class and number of treasury shares
	Number of shares at beginning of current consolidated fiscal year (1000 shares)	Number of increased shares for current consolidated fiscal year (1000 shares)	Number of decreased shares for current consolidated fiscal year (1000 shares)	Number of shares at end of current consolidated fiscal year (1000 shares)
Outstanding shares
Common shares	111,125	－	－	111,125
Total	111,125	－	－	111,125
Treasury stock
Common shares	1,986	2	0	1,989
Total	1,986	2	0	1,989
(Note)	1.	The 2,000 share increase in the common shares of treasury stock is due to the purchase of fractional shares.
2.	The 0 thousand share decrease in the common shares of treasury stock is due to adding fractional shares to holdings.

2. Matters concerning dividends
(1) Dividend payout amounts
Resolution	Type of stock	The total amount of dividends (million yen)	Per share dividend amount(Yen)	Reference date	Effective date
March 23, 2016 Ordinary general shareholders meeting	common shares	2,291	21	December 31, 2015	March 24, 2016
August 12, 2016 Board meeting	common shares	2,401	22	June 30, 2016	September 1, 2016
(2) Among the dividends whose reference dates belong to the current consolidated fiscal year, the dividends whose effective date come after the end of the current consolidated fiscal year.
Resolution	Type of stock	The total amount of dividend (million yen)	Source of dividends	Per share dividend amount(Yen)	Reference date	Effective date
March 22, 2017 Ordinary general shareholders meeting	common shares	2,619	Retained earnings	24	December 31, 2016	March 23, 2017

Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
1. Matters concerning class and total number of outstanding shares and class and number of treasury shares
	Number of shares at beginning of current consolidated fiscal year (1000 shares)	Number of increased shares for current consolidated fiscal year (1000 shares)	Number of decreased shares for current consolidated fiscal year (1000 shares)	Number of shares at end of current consolidated fiscal year (1000 shares)
Outstanding shares
Common shares	111,125	95,142	－	206,268
Total	111,125	95,142	－	206,268
Treasury stock
Common shares	1,989	32	6	2,015
Total	1,989	32	6	2,015
(Note)	1.	The 95,142 thousand share increase in the common shares is due to the issuance of new shares in connection with the share exchange with Coca-Cola East Japan Co., Ltd. on April 1, 2017.
2.	The 32 thousand share increase in the common shares of treasury stock is due to the purchase of fractional shares.
3.	The 6 thousand share decrease in the common shares of treasury stock is due to adding fractional shares to holdings.

2. Matters concerning dividends
(1) Dividend payout amounts
Resolution	Type of stock	The total amount of dividends (million yen)	Per share dividend amount(Yen)	Reference date	Effective date
March 23, 2017 Ordinary general shareholders meeting	common shares	2,619	24	December 31, 2016	March 24, 2017
August 1, 2017 Board meeting	common shares	4,493	22	June 30, 2017	September 1, 2017
(2) Among the dividends whose reference dates belong to the current consolidated fiscal year, the dividends whose effective date come after the end of the current consolidated fiscal year.
Resolution	Type of stock	The total amount of dividend (million yen)	Source of dividends	Per share dividend amount(Yen)	Reference date	Effective date
March 27, 2018 Ordinary general shareholders meeting	common shares	4,493	Retained earnings	22	December 31, 2017	March 28, 2018

(Relating to Consolidated Statement of Cash Flows)
*	1 Relationship between the fiscal year-end balance of cash and cash equivalents and the amounts of items listed on the consolidated balance sheet
	Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)		Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Accounts of cash and deposits	63,849	million yen	101,858	million yen
Accounts of marketable securities	23,112		17,000
Time deposit whose deposit period exceeds 3 months	(121)		(116)
Bonds etc. with redemption period exceeding 3 months	(112)		－
Cash and cash equivalents	86,727		118,741

*2	Major breakdown of assets and liabilities of the newly consolidated subsidiaries through share exchanges
The major breakdown of assets and liabilities at the time of consolidation of Coca-Cola East Japan Co., Ltd. and six other companies through share exchanges, and the correspondence between share acquisition value and the amount of subsidiary funds (net) are as follows.

Current assets	150,219	million yen
Fixed assets	327,724
Goodwill	58,170
Current liabilities	(115,768)
Non-current liabilities	(77,895)
Appraisal value of investment up to the acquisition of control based on equity method	(407)
Gain on step acquisition	(53)
Non-controlling shareholder interests	(426)
Share acquisition value	341,562
Cash and cash equivalents of newly consolidated subsidiaries	26,798
Value of the Company shares issued in share exchanges	(341,562)
Increase in cash and cash equivalents due to new consolidation	26,798

*3	Description of significant non-cash transactions
Amount of increase in capital surplus due to share exchange
	Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)	Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Amount of increase in capital surplus due to share exchange	－million yen	341,562 million yen

(Segment Information, etc.)
a.          Segment information
1.	Overview of Reporting Segment
The Company Group’s reporting segments are based on the availability of separate financial information of the Company Group’s constituent units, and subject to periodic review performed by the Company’s board of directors in order to decide the allocation of management resources and evaluate the business performance.
The Company Group has established an organization management system by finished goods and service. Based on the kind and nature of finished goods, sales market, etc., “soft drink business” and “healthcare & skincare business” are the two reporting segments.
Moreover, in soft drink business, as of January 1, 2017, our consolidated subsidiary company Nishinihon Beverage Co., Ltd. absorbed and merged with another consolidated subsidiary company, Pacific Ace Nishinihon Co., Ltd. As a result, Pacific Ace Nishinihon Co., Ltd. is excluded from the scope of consolidation from the first quarter of the current consolidated fiscal year.
Coca-Cola East Japan Co., Ltd. and two other subsidiaries have been included in the scope of consolidation from the second quarter of the current consolidated fiscal year due to Coca-Cola East Japan Co., Ltd. becoming a wholly owned subsidiary of the Company through a share exchange on April 1, 2017.  Coca-Cola Business Sourcing Co., Ltd., Coca-Cola Integrated Business Systems Co., Ltd., Coca-Cola Customer Marketing Co., Ltd. and FV Corporation, have also been included in the scope of consolidation from the second quarter of the current consolidated fiscal year since the shareholding ratio of the Company Group has increased due to the fact that Coca-Cola East Japan Co., Ltd. holds shares in the four companies.
The types of finished goods and services belonging to each reporting segment are as follows.
Soft drink business:	Manufacture and sales of soft drink such as Coca-Cola, Vending machine related business, Real estate business, Insurance agency business
Healthcare & skincare business:	Manufacture and sales of health food such as green juice made from “kale” and merchandise related to cosmetics etc., investment business

2.	Method of calculating the amount in net revenues, profit or loss, assets, liabilities, and other items per reporting segment
The method of accounting for reported business segments is the same as described in “Basis of Presentation of the Consolidated Financial Statements”.
In addition, the profit of the reporting segment is the same value as the operating income.

(Change in depreciation method and change in service life)
As discussed in “3. Consolidated Financial Statements and Notes (5) Notes to Consolidated Financial Statements (Changes in Accounting Policies, etc.),” from the current consolidated fiscal year the depreciation method for property, plant and equipment (excluding sales equipment and leased assets) was changed to the straight-line method. The key service life of machinery and equipment has been revised to 7-20 years, and changes have been applied into the future. Furthermore, from the current consolidated fiscal year the residual value of property, plant and equipment after the end of its service life has been devaluated to a nominal value of one yen.
As a result of these changes, compared to the previous method, segment revenue for the the current consolidated fiscal year has increased by 1,346 million yen in the soft drink business and 27 million yen in the healthcare & skincare business.

3.          Information on the amounts of net revenues, profit/loss, Asset, Liability, and other items per report segment
Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)
		(Millions of yen)
	Soft drink business	Healthcare & skincare business	Adjusted amount (Note)	Total
Net revenues
Net revenues-outside customers	428,394	32,061	－	460,455
Net revenues and transfer-inter-segment	－	－	－	－
Total	428,394	32,061	－	460,455
Segment profit	18,369	2,774	－	21,143
Segment assets	343,939	37,318	(3,788)	377,468
Segment liabilities	78,201	41,882	(3,788)	116,295
Other items
Depreciation cost	17,061	430	－	17,491
Goodwill amortization	172	2,130	－	2,302
Impairment loss	64	6,792	－	6,857
Investment amount in equity method investees	769	－	－	769
Increase in tangible fixed assets and intangible fixed assets	25,402	326	－	25,728

Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
				(Millions of yen)
	Soft drink business	Healthcare & skincare business	Adjusted amount (Note)	Total
Net revenues
Net revenues-outside customers	842,885	29,737	－	872,623
Net revenues and transfer-inter-segment	－	－	－	－
Total	842,885	29,737	－	872,623
Segment profit	37,422	3,156	－	40,579
Segment assets	852,831	38,228	(7,140)	883,918
Segment liabilities	222,124	41,448	(7,140)	256,432
Other items
Depreciation cost	36,948	404	－	37,352
Goodwill amortization	2,353	1,636	－	3,989
Impairment loss	217	381	－	598
Investment amount in equity method investees	326	－	－	326
Increase in tangible fixed assets and intangible fixed assets	42,101	437	－	42,539
(Note)          Adjusted amount of Segment Asset and Segment Liability is based on consolidation adjustment.

b.     Related information
Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)
1.	Information on each finished goods and service
Descriptions are omitted because the classification of finished goods and services is the same as the classification of reporting segment.

2.	Information by region
(1)	Net revenues
Since net revenues to outside customers in Japan exceed 90% of net revenues in the consolidated income statement, the description is omitted.

(2)	Tangible fixed assets
Since the amount of tangible fixed assets located in Japan exceeds 90% of the amount of tangible fixed assets in the balance sheet, the description is omitted.

3.	Main customer-specific information
There is no relevant matter as there is no single outside customer to whom the net sales is more than 10% of consolidated net revenues.

Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
1.	Information by finished goods and service
Descriptions are omitted because the classification of finished goods and services is the same as the classification of reporting segment.

2.	Information by region
(1)	Net revenues
Since net sales to outside customers in Japan exceed 90% of net revenues in the consolidated income statement, the description is omitted.

(2)	Tangible fixed assets
Since the amount of tangible fixed assets located in Japan exceeds 90% of the amount of tangible fixed assets on the consolidated balance sheet, the description is omitted.

3.	Main customer-specific information
There is no relevant matter as there is no single outside customer to whom the net sales is more than 10% of consolidated net revenues.

c.     Information on impairment loss of fixed assets by reporting segment
Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)
Information on impairment loss of fixed assets for each reporting segment is omitted because similar information is disclosed in “Segment information”.

Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Information on impairment loss of fixed assets for each reporting segment is omitted because similar information is disclosed in “Segment information”.

d.     Information on goodwill amortization and unamortized balance by reporting segment
Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)
		(Millions of yen)
	Soft drink business	Healthcare & skincare business	Total
Balance at the end of the period	172	22,495	22,668
The total balance at the end of the period is consistent with the goodwill on the consolidated balance sheet.
Information on goodwill amortization for each reporting segment is omitted because similar information is disclosed in “Segment information”.

Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
		(Millions of yen)
	Soft drink business	Healthcare & skincare business	Total
Balance at the end of the period	55,988	20,568	76,557
The total amount of balance at the end of the period is consistent with goodwill’s amount on the consolidated balance sheet.
Information on goodwill’s amortization for each reporting segment is omitted because similar information is disclosed in “Segment information”.

e.     Information on gains on negative goodwill by segment information
Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)
Not applicable.

Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Not applicable.

(Tax Effect Accounting)
1.  Breakdown by major causes of deferred tax asset and deferred tax Liability
	Previous consolidated fiscal year (December 31, 2016)		Current consolidated fiscal year (December 31, 2017)
Deferred tax asset
Depreciation Amount	3,300	million yen	6,388	million yen
Land valuation difference	1,189		6,636
Net defined benefit liability	1,419		7,121
Deferred deficit	1,197		600
Impairment loss	1,049		1,077
Unrealized net gains (losses) on other marketable securities	180		127
Other	3,925		7,329
Subtotal of deferred tax asset	12,263		29,281
Valuation reserve	(4,580)		(9,430)
Total of deferred tax asset	7,682		19,851
Deferred tax liability
Reserve for reduction entry	(1,501)		(1,483)
Land valuation difference	(1,693)		(16,039)
Gains on establishment of retirement benefit	(1,216)		(1,377)
Unrealized net gains (losses) on other marketable securities	(1,922)		(4,447)
Franchise intangible	-		(15,346)
Other	(375)		(1,611)
Total of deferred tax Liability	(6,708)		(40,304)
Net deferred tax asset	974		(20,453)

2. Causes of difference between the effective statutory tax rate and the burden rate of corporation tax etc. after applying tax effect accounting
	Previous consolidated fiscal year (December 31, 2016)	Current consolidated fiscal year (December 31, 2017)
Effective statutory tax rate	32.8%	30.8%
(Adjustment)
Difference in tax rate between the Company and its consolidated subsidiaries	1.0	3.6
Goodwill amortization	5.9	3.1
Per capita rate of resident tax	1.4	1.0
Goodwill impairment loss	17.5	0.2
Impact of change in tax rate	1.8	－
Valuation reserve	(3.5)	(1.5)
Other	1.4	(1.4)
Effective tax rate	58.3	35.8

(Change in presentation)
In the previous consolidated fiscal year, the “Difference in tax rate between the Company and its consolidated subsidiaries” which was included in “Others”, because of the increased importance.
It is separately stated from the consolidated fiscal year. In order to reflect the change in this presentation method, the reclassification of the notes in the previous consolidated fiscal year.
As a result, 2.4%, which was shown in “Other” in the previous consolidated fiscal year, is reclassified as 1.0% of “Difference in tax rate between the Company and its consolidated subsidiaries”and 1.4% of “Other”.

 (Financial Instruments)
1.	Matters concerning the situation of financial instruments
(1)	Policy on financial instruments
Regarding fund management, the Company Group places emphasis on safety, ensuring liquidity and pursuing profitability. Regarding fund procurement, the Company is planning to procure short-term borrowings for operating capital from banks, and to procure necessary funds in the mid- and long-term at the best time and in the best means considering trends in financial markets.

(2)	Contents of financial instruments and their risks
Trade notes and accounts receivable, which are trade receivables, are exposed to customer’s credit risk. In addition, marketable securities and investment marketable securities are mainly stocks with business relationships and temporary surplus funds managed bonds, and are exposed to market price fluctuation risk and credit risk.
Most trade notes and accounts payable, which are operating obligations, are due within 3 months.
Borrowings and corporate bonds are intended to raise funds related to capital expenditure. The longest redemption date is nine years after the closing date.
Foreign currency accounts payable due to import of raw materials, selling price of forecasted transactions in foreign currency and materials / raw materials, and prices of finished goods have fluctuation risks such as in foreign exchange and merchandise price.

(3)	Risk management system related to financial instruments
(i)	Management of credit risk (risk related to nonperformance etc. of business partners)
In the Company Group, in accordance with internal regulations, Sales Division and Financial Division regularly monitor the status of business partners, manage the due dates and balance for each business partner, in order to reduce concerns over collection due to deterioration of the financial situation etc.
(ii)	Management of market risk (fluctuation risk of interest rate etc.)
Regarding marketable securities and investment marketable securities, the Company periodically measures the market value and the financial condition of the issuer. For bonds such as public and corporate bonds, since only those with high credit ratings are subject to our investment, the credit risk is insignificant.
Regarding derivatives transactions, the Company follows the “Market Risk Management Regulations”, etc.
(iii)	Management of liquidity risk on fundraising (the risk of being unable to make payment on due date)
The Company manages liquidity risk by periodically creating and updating the funds plan in the Finance Division and maintaining liquidity on hand at a certain level. In addition, the Company has entered into current overdraft contract as a means to prepare for liquidity risk.

(4)	Supplementary explanation on matters concerning market value etc. of financial instruments
The market value of financial instruments includes the value based on the market price, as well as the value reasonably calculated when there is no market price. Since the factor of fluctuation is included in the calculation of the above value, the value may fluctuate by adopting different preconditions.

2. Matters concerning market price etc. of financial instruments
Amounts recorded on consolidated balance sheet, market prices, and the difference between them are as follows.
Previous consolidated fiscal year (December 31, 2016)
	Amount recorded on consolidated balance sheet (million yen)	Market price (million yen)	Difference in amount (million yen)
(1) Cash and deposits	63,849	63,849	－
(2) Trade notes and accounts receivable	29,649
Allowance for doubtful accounts (Note) 2	(219)
Trade notes and accounts receivable (Net)	29,430	29,430	－
(3) Marketable securities and investment marketable securities (Note) 3
(i) Bonds held to maturity	19,005	19,005	0
(ii) Other marketable securities	22,209	22,209	－
Asset total	134,493	134,493	0
(1) Trade notes and accounts payable	15,990	15,990	－
(2) Accrued corporate taxes	5,717	5,717	－
(3) Other accounts payable	25,042	25,042	－
(4) Corporate bonds	50,000	51,266	1,266
(5) Long-term borrowings	201	207	5
Liability total	96,952	98,223	1,271

Current consolidated fiscal year (December 31, 2017)
	Amount recorded on consolidated balance sheet (million yen)	Market price (million yen)	Difference in amount (million yen)
(1) Cash and deposits	101,858	101,858	－
(2) Trade notes and accounts receivable	69,266
Allowance for doubtful accounts (Note) 2	(307)
Trade notes and accounts receivable (Net)	68,959	68,959	－
(3) Marketable securities and investment marketable securities (Note) 3
(i) Bonds held to maturity	17,000	17,000	－
(ii) Other marketable securities	27,936	27,936	－
Asset total	215,753	215,753	－
(1) Trade notes and accounts payable	40,496	40,496	－
(2) Accrued corporate taxes	8,356	8,356	－
(3) Other accounts payable	55,410	55,410	－
(4) Corporate bonds	66,000	67,006	1,006
(5) Long-term borrowings	13,848	13,732	(116)
Liability total	184,112	185,002	889
(Note) 1. Matters concerning the calculation method of market price of financial instruments and Marketable securities
Asset
(1) Cash and deposits, and (2) Trade notes and accounts receivable
Since these are settled in a short period of time, market price is almost equal to the book value, so it is based on the book value.

(3) Marketable securities and investment marketable securities
For these market prices, the stock price is based on the price at the stock exchange, and the bonds are based on the price at the stock exchange or the price presented by the partner financial institutions.
Regarding the notes concerning marketable securities for each holding purpose, please refer to “3. Consolidated Financial Statements and Notes (5) Notes to Consolidated Financial Statements (Other Marketable Securities)”.

Liability
(1) Trade notes and accounts payable, (2) Accrued corporate taxes, and (3) Other accounts payable
Since these are settled in a short period of time, market price is almost equal to the book value, so it is based on the book value.

(4) Corporate bond
Market price of corporate bond is based on market price. The corporate bond planned to be redeemed within one year which is included in consolidated balance sheet is included in this item.

(5) Long-term borrowings
Long-term borrowings with fixed interest are calculated based on the present value calculated by discounting the total of principal by the interest rate assumed when similar new borrowings are made. On the other hand, market value of borrowings with variable interest rates is similar to the book value because the market interest rate is reflected in the short term, thus the market price is based on the book value. The long-term borrowings included in consolidated balance sheet, which is planned to be redeemed within one year, are included in this item.

2. The Company deducts allowance for doubtful accounts which is recorded against trade notes and accounts receivable.

3. Financial instruments for which it is extremely difficult to estimate the market price
Classification	Previous consolidated fiscal year (December 31, 2016)	Current consolidated fiscal year (December 31, 2017)
Unlisted shares	1,084 million yen	3,274 million yen
Union investment	188 million yen	255 million yen
These have no market price, and future cash flows, etc., cannot be estimated either.
Because it is deemed extremely difficult to estimate their market prices, they are not included in “(3) Marketable securities and investment marketable securities”.
4.	Scheduled redemption amount after the consolidated closing date of the marketable securities with monetary claims and maturity
Previous consolidated fiscal year (December 31, 2016)
	Within 1 year (million yen)	Over 1 year but less than 2 years (million yen)	Over 2 years but less than 3 years (million yen)	Over 3 years but less than 4 years (million yen)	Over 4 years but less than 5 years (million yen)	Over 5 years (million yen)
(1) Cash and deposits	63,849	－	－	－	－	－
(2) Trade notes and accounts receivable	29,649	－	－	－	－	－
(3) Marketable securities and investments marketable securities
Bonds held to maturity	19,005	－	－	－	－	－
Other marketable securities with expiration date	107	－	－	－	－	－
Total	112,611	－	－	－	－	－

Current consolidated fiscal year (December 31, 2017)
	Within 1 year (million yen)	Over 1 year but less than 2 years (million yen)	Over 2 years but less than 3 years (million yen)	Over 3 years but less than 4 years (million yen)	Over 4 years but less than 5 years (million yen)	Over 5 years (million yen)
(1) Cash and deposits	101,858	－	－	－	－	－
(2) Trade notes and accounts receivable	69,266	－	－	－	－	－
(3) Marketable securities and investments marketable securities
Bonds held to maturity	17,000	－	－	－	－	－
Other marketable securities with expiration date	－	－	－	－	－	－
Total	188,124	－	－	－	－	－

5. Scheduled repayment amount of corporate bond and long-term borrowings after consolidated closing date
Previous consolidated fiscal year (December 31, 2016)
	Within 1 year (million yen)	Over 1 year but less than 2 years (million yen)	Over 2 years but less than 3 years (million yen)	Over 3 years but less than 4 years (million yen)	Over 4 years but less than 5 years (million yen)	Over 5 years (million yen)
Corporate bond	－	－	20,000	－	－	30,000
Long-term borrowings	17	17	17	17	17	112
Total	17	17	20,017	17	17	30,112

Current consolidated fiscal year (December 31, 2017)
	Within 1 year (million yen)	Over 1 year but less than 2 years (million yen)	Over 2 years but less than 3 years (million yen)	Over 3 years but less than 4 years (million yen)	Over 4 years but less than 5 years (million yen)	Over 5 years (million yen)
Corporate bond	－	20,000	16,000	－	30,000	－
Long-term borrowings	1,817	1,538	1,292	1,089	1,017	7,094
Total	1,817	21,538	17,292	1,089	31,017	7,094

 (Other Marketable Securities)
1. Bonds held to maturity
	Type	Previous consolidated fiscal year (December 31, 2016)			Current consolidated fiscal year (December 31, 2017)
		Amount recorded in consolidated balance sheet (million yen)	Market value (million yen)	Difference in amount (million yen)	Amount recorded in consolidated balance sheet (million yen)	Market value (million yen)	Difference in amount (million yen)
Market price exceeds amount recorded in consolidated balance sheet	(1) Government bonds, municipal bonds, etc.	－	－	－	－	－	－
	(2) Corporate bond	5	5	0	－	－	－
	(3) Other	19,000	19,000	－	17,000	17,000	－
	Subtotal	19,005	19,005	0	17,000	17,000	－
Market price does not exceed amount recorded in consolidated balance sheet	(1) Government bonds, municipal bonds, etc.	－	－	－	－	－	－
	(2) Corporate bond	－	－	－	－	－	－
	(3) Other	－	－	－	－	－	－
	Subtotal	－	－	－	－	－	－
Total		19,005	19,005	0	17,000	17,000	－

2. Other marketable securities
	Type	Previous consolidated fiscal year (December 31, 2016)			Current consolidated fiscal year (December 31, 2017)
		Amount recorded in consolidated balance sheet (million yen)	Acquisition cost (million yen)	Difference in amount (million yen)	Amount recorded in consolidated balance sheet (million yen)	Acquisition cost (million yen)	Difference in amount (million yen)
Market price exceeds amount recorded in consolidated balance sheet	(1) Stocks	13,348	6,931	6,417	22,280	11,471	10,808
	(2) Bonds	107	100	7	－	－	－
	(3) Other	4	1	2	4	1	2
	Subtotal	13,461	7,033	6,427	22,284	11,473	10,811
Market price does not exceed amount recorded in consolidated balance sheet	(1) Stocks	4,652	5,270	(618)	5,553	5,980	(426)
	(2) Bonds	－	－	－	－	－	－
	(3) Other	96	104	(8)	98	104	(6)
	Subtotal	4,748	5,375	(626)	5,651	6,085	(433)
Total		18,209	12,408	5,800	27,936	17,558	10,377

(Note)
For MMF etc., the acquisition costs are deemed to be the balance sheet value, thus not included in “Other marketable securities” in the table above. In addition, unlisted shares and union investment have no market price and future cash flows, etc. cannot be estimated either. It is deemed extremely difficult to estimate the market price, so they are not included in “Other marketable securities” in the table above. Each amount recorded in consolidated balance sheet is as shown in the table below.

Classification	Previous consolidated fiscal year (December 31, 2016)	Current consolidated fiscal year (December 31, 2017)
MMF etc.	4,000 million yen	－million yen
Unlisted shares	1,084 million yen	3,274 million yen
Union investment	188 million yen	255 million yen

3. Other marketable securities sold during the previous consolidated fiscal year and the current consolidated fiscal year
Type	Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)			Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
	Proceeds from sales (million yen)	Total gain on sales (million yen)	Total loss on sales (million yen)	Proceeds from sales (million yen)	Total gain on sales (million yen)	Total loss on sales (million yen)
(1) Stocks	861	207	0	490	359	0
(2) Bonds	－	－	－	109	9	－
(3) Others	－	－	－	－	－	－
Total	861	207	0	599	368	0

4. Marketable securities with impairment declared
For stocks of other marketable securities, 156 million yen impairment is declared in the previous consolidated fiscal year and 0 million yen in the current consolidated fiscal year.
In the impairment process, if market price falls by 50% or more compared to the acquisition cost, the Company assumes that the market price is not recoverable, and if the decline rate is 30% or more and less than 50%, the Company considers the recoverability of market price and determines whether or not impairment is required.

(Retirement Benefit)
1. Outline of adopted retirement benefit program
The Company Group’s primary retirement benefit program has a corporate pension fund program as a defined benefit type plan and a defined contribution pension plan as a defined contribution type program. In addition, extra retirement payment may be paid upon retirement of employees.

2. Defined benefit program
(1)	Adjustment table of opening balances and closing balances of retirement benefit liability
	Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)		Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Opening balance of retirement benefit liability	47,210	million yen	46,940	million yen
Service cost	1,806		3,124
Interest cost	495		775
Amount of actuarial difference	165		783
Payment amount of retirement benefit	(2,411)		(5,768)
Cost incurred for past services	(264)		－
Increased amount due to new consolidation	－		92,933
Other	(61)		(38)
Closing balance of retirement benefit liability	46,940		138,749
(Note) Some consolidated subsidiaries adopt the simplified method in calculating retirement benefit liability.

(2) Adjustment table of the opening balance and the closing balance of pension
	Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)		Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Opening balance of pension asset	43,835	million yen	43,558	million yen
Expected investment income	678		3,252
Amount of actuarial difference	(144)		5,107
Contribution from employer	1,525		1,498
Payment amount of retirement benefit	(2,336)		(5,473)
Increase amount due to new consolidation	－		70,705
Closing balance of pension asset	43,558		118,649

(3) Adjustment table of retirement benefit liability, closing balance of pension asset, liability related to payment of retirement benefit and retirement benefit asset recorded in consolidated balance sheet.
	Previous consolidated fiscal year (December 31, 2016)		Current consolidated fiscal year (December 31, 2017)
Retirement benefit liability of funding program	46,008	million yen	128,174	million yen
Pension asset	(43,558)		(118,649)
	2,450		9,525
Retirement benefit liability of unfunded program	932		10,575
Net of liability and asset recorded in consolidated balance sheet	3,382		20,100

Liability related to payment of retirement benefit	3,505		20,358
Retirement benefit asset	123		257
Net of liability and asset recorded in consolidated balance sheet	3,382		20,100
(Note) Some consolidated subsidiaries adopt the simplified method in calculating retirement benefit liability.

(4) Amount of cost on retirement benefit payment and its breakdown
	Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016		Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Service cost (Note)	1,806	million yen	3,124	million yen
Interest cost	495		775
Expected investment income	(678)		(3,252)
Actuarial difference processing cost	1,005		1,017
Processing cost for past services	(88)		(176)
Other	366		2,097
Cost on retirement benefit related to defined benefit plan	2,907		3,585
(Note) Costs on retirement benefit of consolidated subsidiaries which adopt simple method are included.
(5) Adjusted amount related to retirement benefit
Breakdown of items (before deducting tax effect) recorded in adjusted amount related to retirement benefit is as follows.
	Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016		Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Cost for past services	176	million yen	(176)	million yen
Actuarial difference	696		5,341
Total	872		5,165

(6) Adjusted cumulative total on retirement benefits
Breakdown of items (before deducting tax effect) recorded in adjusted cumulative total on retirement benefits is as follows.
	Previous consolidated fiscal year (December 31, 2016)		Current consolidated fiscal year (December 31, 2017)
Unrecognized cost for past services	(176)	million yen	－	million yen
Unrecognized actuarial difference	761		(4,580)
Total	585		(4,580)

(7)          Matters concerning pension asset
①          Main breakdown of pension asset
The ratio of each classification to pension asset total is as follows.
	Previous consolidated fiscal year (December 31, 2016)	Current consolidated fiscal year (December 31, 2017)
Alternative (Note)	31.9%	14.3%
General account	28.0	22.1
Bonds	26.5	29.3
Stocks	12.9	33.5
Other	0.7	0.8
Total	100.0	100.0
(Note) Alternative means investments in Funds of Funds etc.

② Method of setting long term expected investment income rate
In order to determine the long-term expected investment income rate of pension asset, we consider the current and anticipated allocation of pension asset and the long-term rate of return expected from various assets comprising pension asset in the present and future.

(8) Matters concerning actuarial calculation basis
Major actuarial calculation basis (Weighted average is shown.)
	Previous consolidated fiscal year (December 31, 2016)	Current consolidated fiscal year (December 31, 2017)
Discount rate	Mainly 1.1％	0.5 ～ 1.1％
Long-term expected investment income rate	Mainly 1.5％	2.0 ～ 4.5％

3. Defined contribution plan
The amount contributed to the defined contribution programs of the Company and consolidated subsidiaries is 286 million yen for the previous consolidated fiscal year, and 1,935 million yen for the current consolidated fiscal year.

(Business Combination Related)
(Business combination through acquisition)
The Company agreed to conduct a business integration with Coca-Cola East Japan Co., Ltd. (hereinafter, “CCEJ”) through a combination of a share exchange and an absorption-type company split (hereinafter, “the business integration”) at the Board of Directors held on September 30, 2016, and the Company and CCEJ entered an integration agreement and on the same day a stock exchange agreement for the exchange of stock with the Company as the wholly owning parent company and CCEJ as the wholly owned subsidiary company (hereinafter, “the stock exchange”). In addition, in order to transfer to a holding company system after the business integration, the Company conducted an absorption-type company split to succeed the rights and obligations relating to all operations excluding the Group’s business management operations and asset management operations (hereinafter, “the company split”) to the New CCW Successor Preparatory Company that was established as a wholly owned subsidiary of the Company.
The stock exchange was approved by the ordinary general meeting of shareholders of the Company and CCEJ, while the company split was approved by the ordinary general meeting of shareholders of the Company, and the stock exchange and the company split was conducted on April 1, 2017.
For details on the company split, please refer to “Notes (Business combination related) (Business divestiture to consolidated subsidiary)”.

1. Summary of business combination
(1) Name and description of business of acquired company
Name: Coca-Cola Bottlers Japan Inc.
Description of business: Manufacturing, processing, and sales of soft drinks
(2) Reasons for business combination
In the Japanese soft drinks market, a difficult operating environment continues as the needs of customers (consumers) and clients are diversifying and sales competition between soft drinks companies is becoming more intense.

While both companies have previously strengthened cooperation in fields such as marketing, manufacturing, and procurement as members of the Coca-Cola system in Japan, discussions regarding the business integration were advanced in order to capture new business opportunities and to enable sustainable growth even in face of this difficult operating environment. Through the business integration, we will promptly respond to the increasingly competitive environment by building strong management foundations and combining the know-how both companies have developed, including customer-focused sales activities and improvements in manufacturing. Furthermore, the combined company can increase value for all stakeholders including customers (consumers), clients, business partners, shareholders, and employees as the third largest Coca-Cola bottler in the world in terms of sales.
(3) Date of business combination
April 1, 2017
(4) Legal form of the business combination
Stock exchange with the Company as the wholly owning parent company and CCEJ as the wholly owned subsidiary company
(5) Name of company after the combination
Coca-Cola Bottlers Japan Inc.
(6) Ratio of voting rights acquired
Ratio of voting rights owned immediately before the business combination: 0.02%
Ratio of voting rights acquired: 100.00%
(7) Main basis leading to determination of the acquiring company
As a result of the acquisition of 100% of the voting rights of CCEJ through a share acquisition with shares delivered by the Company as consideration.

2. Period of results of acquired company included in the quarterly consolidated statements of income related to the quarter under review
April 1, 2017 to December 31, 2017

3． Acquisition cost of the acquired company and breakdown of those costs
Market value on the business combination date of the common shares of Coca-Cola Bottlers Japan Inc. held immediately before the business combination	50	million yen
Market value of the Company’s common shares delivered on the date of business combination	341,562	million yen
Acquisition cost	341,612	million yen

4． Exchange ratios and calculation methods, and number of shares delivered by type of shares
(1) Common share exchange ratio
0.75 of the Company’s common shares for 1 of CCEJ’S common shares
(2) Calculation method for the share exchange ratio
The Company selected SMBC Nikko Securities Inc. and CCEJ selected JP Morgan Stanley Securities Co., Ltd. as their respective third-party calculation institutions and requested these institutions to calculate the stock exchange ratios for use in the share exchange. In reference to the results of calculation by these third-party calculation institutions, in comprehensive consideration of factors including the financial position, the status of assets, and the future outlook based on the results of due diligence, and as a result of careful negotiations and discussions on the share exchange ratio, the final decision was reached that the share exchange ratio was reasonable, and the share exchange ratio was determined and agreed to at the Board of Directors of both companies held on September 30, 2016.
(3) Number of shares delivered
Common shares: 95,142,879 shares
(4) Content and amount of major acquisition related expenses
Advisory expenses etc. 874 million yen

5． Difference between acquisition cost of the acquired company and total acquisition cost for each transaction leading to acquisition
　　Marginal gain on step acquisition: 53 million yen

6． Amount of goodwill that occurred, reason for occurrence, amortization method, and amortization period
(1) Amount of goodwill that occurred
58,170 million yen
(2) Reason for occurrence
Because the acquisition cost exceeds the net amount allocated to the assets acquired and liabilities assumed, that surplus has been recorded as goodwill.
(3) Amortization method and amortization period
Evenly amortized over twenty years

7. Amounts of assets accepted and liabilities assumed on the day of the business combination and the breakdown of main items
Current assets	150,219	million yen
Fixed assets	327,724
Total assets	477,943
Current liabilities	(115,768)
Non-current liabilities	(77,895)
Total liabilities	(193,663)

8. Approximate amounts and the calculation method of impact on the consolidated statements of income for the current consolidated fiscal year, assuming that the business combination had been completed on the commencement date of the current consolidated fiscal year
Net revenues	118,940	million yen
Operating income	1,525
Recurring income	1,444
Income before income taxes and minority interests	754
Net profit attributable to shareholders of parent	591

(Method of calculating proforma amounts)
The difference between net revenues and income information calculated on the assumption that the business combination had been completed on the commencement date of the current consolidated fiscal year and net revenues and income information in the Consolidated Statements of Income of the Company is considered to be the proforma amounts of the impact.
Audit certification has not been provided to the information mentioned above.

(Business divestiture to consolidated subsidiary)
As described in “Notes (Business combination related)(Business combination through acquisition)”, the Company conducted an absorption-type company split to succeed the rights and obligations relating to all operations excluding the Group’s business management operations and asset management operations to New CCW Successor Preparatory Company (hereinafter, “New CCW”) that was established as a consolidated subsidiary of the Company.

1. Overview of transactions
(1) Name and description of business of companies in the business combination
Surviving entity of the absorption-type company split
Name: New CCW Successor Preparatory Company
Description of business: Manufacturing and sales of beverages and foods
Splitting company of the absorption-type company split
Name: Coca-Cola Bottlers Japan Inc. (formerly Coca-Cola West Japan Co., Ltd.)
Description of business: Manufacturing and sales of beverages and foods

(2) Date of business combination
April 1, 2017
(3) Legal form of the business combination
Absorption-type company split with the Company as splitting company of the absorption-type company split and New CCW as the surviving entity of the absorption-type company split
(4) Name of company after the combination
Coca-Cola West Japan Co., Ltd.

2. Overview of accounting treatment conducted
Handled as transactions under common control based on Accounting Standard for Business Combinations (ASBJ Guidance No. 21 dated September 13, 2013) and for Accounting Standard for Business Divestures (ASBJ Guidance No. 7 dated September 13, 2013).

(Information of Related Parties)
Transactions with related parties
1. Transactions between the company submitting the consolidated financial statements and related parties
(1) Affiliated companies etc. of the company submitting the consolidated financial statements
Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)
Type	Name of company or individual	Location	Capital stock or investments in capital (million yen)	Content of business or profession	Percentage of voting right ownership (being owned) (%)		Relationship with related parties	Content of transaction	Transaction amount (million yen)	Accounting items	Closing balance (million yen)
Affiliated company	Coca-Cola Business Sourcing Company, Limited	Minato Ward of Tokyo	80	Procurement of raw materials / resources and equipment	(Ownership)		Purchase of raw materials, Purchase of sales equipment	Purchase of raw materials, Purchase of sales equipment	51,595 12,332	Trade notes and accounts payable, Other accounts payable	3,289 977
					Direct Indirect	22.7 4.7

(Note)	1.	Transaction amount does not include consumption tax, etc., but consumption tax, etc. are included in the closing balance.
2.	Transaction conditions and policy for determining transaction terms etc.
Purchases of raw materials and sales equipment are determined in accordance with the general transaction terms and conditions based on the basic purchase contract and other contracts.

Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Not applicable.

(2) Companies, etc. having the same parent company as the company submitting the consolidated financial statements, and subsidiaries, etc. of other associated companies of the company submitting the consolidated financial statements
Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016) and current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Not applicable.

2. Transactions between consolidated subsidiaries of the company submitting the consolidated financial statements and related parties
(1) Affiliated companies etc. of the company submitting the consolidated financial statements
Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)
Type	Name of company or individual	Location	Capital stock or investments in capital (million yen)	Content of business or profession	Percentage of voting right ownership (being owned) (%)		Relationship with related parties	Content of transaction	Transaction amount (million yen)	Accounting items	Closing balance (million yen)
Affiliated company	Coca-Cola Business Sourcing Company, Limited	Minato Ward of Tokyo	80	Procurement of raw materials / resources and equipment	(Ownership)		Purchase of raw materials, Purchase of sales equipment	Purchase of raw materials, Purchase of sales equipment	3,915 1,025	Trade notes and accounts payable, Other accounts payable	279 31
					Direct Indirect	22.7 4.7
(Note)	1.	Transaction amount does not include consumption tax, etc., but consumption tax, etc. are included in the closing balance.
2.	Transaction conditions and policy for determining transaction terms etc.
Purchases of raw materials and sales equipment are determined in accordance with the general transaction terms and conditions based on the basic purchase contract and other contracts.

Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Not applicable.

(2) Companies, etc. having the same parent company as the company submitting the consolidated financial statements, and subsidiaries, etc. of other associated companies of the company submitting the consolidated financial statements
Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)
Not applicable

Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Type	Name of company or individual	Location	Capital stock or investments in capital (million yen)	Content of business or profession	Percentage of voting right ownership (being owned) (%)		Relationship with related parties	Content of transaction	Transaction amount (million yen)	Accounting items	Closing balance (million yen)
Subsidiaries, etc. of other associated companies	Coca-Cola (Japan) Co., Ltd.	Minato Ward of Tokyo	3,600	Manufacturing and sale of soft drinks	(Ownership)		Receipt of promotional rebates Purchase of concentrates	Receipt of promotional rebates Purchase of concentrates	96,868 258,664	Accounts receivable-other, accounts payable	11,940 15,725
					Direct	13.8
(Note)	1.	Transaction amount does not include consumption tax, etc., but consumption tax, etc. are included in the closing balance.
2.	Transaction conditions and policy for determining transaction terms etc.
The Company has transactions with Coca-Cola (Japan) Company Ltd. in accordance with the agreement entered into among the Company, The Coca-Cola Company and Coca-Cola (Japan) Company Ltd. for manufacturing and sales of Coca-Cola and other products and use of the trademarks etc.

(Per Share Information)
Item		Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)	Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Net assets per share	(Yen)	2,389.28	3,070.01
Net income per share	(Yen)	48.05	144.26
Amount of diluted net income per share	(Yen)	Due to the absence of dilutive shares, it is not stated.	Same as left
(Note) The basis for calculating net income per share is as follows.
		Previous consolidated fiscal year (from January 1, 2016 to December 31, 2016)	Current consolidated fiscal year (from January 1, 2017 to December 31, 2017)
Net income attributable to parent company shareholders	(million yen)	5,245	25,244
Amount not attributable to common shareholders	(million yen)	－	－
Net income attributable to shareholders of the parent company related to common stock	(million yen)	5,245	25,244
Average number of shares of common stock during the period	(1000 shares)	109,137	174,990

(Significant Subsequent Events)
Pursuant to the resolution of the Company’s board of directors dated October 27, 2017, an absorption-type merger was conducted on January 1, 2018, in which Coca-Cola East Japan Co., Ltd., a subsidiary of the Company, became the surviving company, and Coca-Cola West Co., Ltd. and Coca-Cola Business Sourcing Co., Ltd. became the non-surviving companies.

1.	Objective of the merger
Since the launch of Coca-Cola Bottlers Japan Inc. as a new company established through a business integration on April 1, 2017, the Company has been pushing forward the integration of organizations and businesses with a sense of speed, while operating the businesses by function, based on one of the Company’s guiding principles to become “one company, one management”. In order to accelerate the ongoing integration process and drive its growth further, the Company decided to restructure its group organizations as of January 1, 2018, to start anew as “one company, one management” both in name and substance from the beginning of 2018. As part of the organizational restructuring, the Company decided to conduct an absorption-type merger with the group companies where Coca-Cola East Japan Co., Ltd. became the surviving company, and Coca-Cola West Co., Ltd. and Coca-Cola Business Sourcing Co., Ltd. became the non-surviving companies.

2.	Overview of the merger
(1) Names and descriptions of businesses of the constituent enterprises
Surviving company
Name:          Coca-Cola East Japan Co., Ltd.
Description of business:          Manufacturing and sale of beverages and food
Non-surviving companies
Name:          Coca-Cola West Co., Ltd.
Description of business:          Manufacturing and sale of beverages and food
Name:          Coca-Cola Business Sourcing Co., Ltd.
Description of business:          Purchase of raw materials and materials
(2) Date of the business combination
January 1, 2018

(3) Legal form of the business combination
Absorption-type merger in which Coca-Cola East Japan Co., Ltd. became the surviving company, and Coca-Cola West Co., Ltd. and Coca-Cola Business Sourcing Co., Ltd. became the non-surviving companies, both of which dissolved
(4) Name of the company after the business integration
Coca-Cola Bottlers Japan Inc.

3.	Overview of accounting treatment
The merger was accounted for as a transaction under common control based on the Accounting Standard for Business Combinations” (ASBJ Statement No. 21, as announced on September 13, 2013) and the Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (ASBJ Guidance No. 10, as announced on September 13, 2013).

4. Others
Changes in Key Consolidated Management Indicators
		For the fiscal year ended December 31, 2013	For the fiscal year ended December 31, 2014	For the fiscal year ended December 31, 2015	For the fiscal year ended December 31, 2016	For the fiscal year ended December 31, 2017
Net revenues	(million yen)	431,711	424,406	440,476	460,455	872,623
Net revenues growth rate	(%)	11.7	(1.7)	3.8	4.5	89.5
Operating income	(million yen)	15,927	11,008	14,262	21,143	40,579
Operating income/Net revenues	(%)	3.7	2.6	3.2	4.6	4.7
Recurring income	(million yen)	16,606	10,609	13,723	20,602	39,859
Recurring income margin	(%)	3.8	2.5	3.1	4.5	4.6
Income before income taxes and minority interests	(million yen)	18,730	8,409	15,228	12,707	39,240
Income before income taxes and minority interests/Net revenues	(%)	4.3	2.0	3.5	2.8	4.5
Net profit attributable to owners of the company	(million yen)	13,625	4,482	9,970	5,245	25,244
Net profit attributable to owners of the company/Net revenues	(%)	3.2	1.1	2.3	1.1	2.9
Comprehensive income	(million yen)	16,332	6,931	11,217	5,022	31,976
Earnings per share	(%)	128.15	41.07	91.35	48.05	144.26
Diluted earnings per share	(yen)	－	－	－	－	－
ROE	(%)	5.6	1.8	3.9	2.0	5.7
ROA	(%)	4.7	3.0	3.8	5.5	6.3
Total assets	(million yen)	374,418	337,260	378,105	377,468	883,918
Net assets	(million yen)	257,936	254,150	260,878	261,173	627,485
Net assets (excl. minority interests) to total assets	(%)	68.8	75.2	68.9	69.1	70.9
Net assets (excl. minority interests) per share	(yen)	2,359.82	2,325.19	2,386.81	2,389.28	3,070.01
Price earnings ratio	(times)	17.4	40.4	26.9	71.7	28.5
Cash flows from operating activities	(million yen)	40,082	28,628	40,422	34,388	72,450
Cash flows from investing activities	(million yen)	(16,493)	(9,590)	(24,994)	(19,921)	(41,090)
Cash flows of financing activities	(million yen)	(8,286)	(37,498)	22,416	(7,546)	(26,159)
Cash and cash equivalents at end of period	(million yen)	60,275	41,830	79,828	86,727	118,741